Brian F. Leaf (703) 456-8053 bleaf@cooley.com	VIA EDGAR

March 30, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Jan Woo
Ms. Ji Shin
Ms. Mengyao Lu
Ms. Christine Dietz

Re:	Appian Corporation
Confidential Draft Registration Statement on Form S-1
Submitted February 17, 2017
CIK No. 0001441683

Ladies and Gentlemen:

On behalf of our client, Appian Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 16, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on February 17, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary

Summary Consolidated Financial and Other Data, page 10

1.	Pro forma net loss per share attributable to common stockholders on page F-4 reflects the number of additional shares whose proceeds would be necessary to pay the

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cumulative dividend on the Series A convertible preferred stock. Please revise to provide a similar adjustment to pro forma net loss per share attributable to common stockholders here and in the Selected Consolidated Financial Data on page 56.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 56 of the Amended DRS.

2.	Pro forma net loss per share attributable to common stockholders on page F-4 reflects the reclassification of the preferred stock warrant liability and the reversal of the preferred stock warrant liability adjustments. Please revise to provide a similar adjustment to pro forma net loss per share attributable to common stockholders here and in the Selected Consolidated Financial Data on page 56.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 56 of the Amended DRS.

3.	You disclose on page 48 that you will use a portion of the proceeds to repay all outstanding principal and interest and the termination fee under your loan with Silicon Valley Bank. Please revise to include an adjustment to pro forma net loss per share attributable to common stockholders giving effect to the number of shares issued in the offering whose proceeds will be used to repay these amounts.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 56 of the Amended DRS.

4.	Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures.

Response to Comment 4

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 56, F-8, F-26 and F-27 of the Amended DRS.

Risk Factors

Risks Related to Our Business and Industry, page 13

5.	We note the various risk factors that discuss the potential negative impact if the Patient Protection and Affordable Care Act is repealed. Please consider quantifying this impact by disclosing, for example, the percentage of revenue contributed by the Centers for Medicare and Medicaid Services or the contracts that relate to implementing the ACA.

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Response to Comment 5

The Company acknowledges the Staff’s comment. Given that the U.S. Congress failed to repeal the Affordable Care Act on March 24, 2017, the Company has removed the disclosure regarding the Centers for Medicare and Medicaid Services on page 19. The Company will continue to monitor the situation. If new legislation is introduced that, if enacted, could have the effect of repealing the Affordable Care Act or that would otherwise impact the likelihood of renewal of the Company’s contract with the Centers for Medicare and Medicaid Services, the Company will consider adding disclosure in a pre-effective amendment to the Registration Statement to quantify the potential impact.

“We rely upon Amazon Web Services …,” page 25

6.	Please clarify the termination provisions in your agreement with Amazon Web Services to which you outsource substantially all of the infrastructure relating to your cloud offering. Disclose the termination date of the agreement and the instances in which Amazon Web Services would be allowed to terminate the agreement immediately for cause.

Response to Comment 6

In response to the Staff’s comment, the Company has expanded the disclosure on page 25 of the Amended DRS. The Company advises the Staff that its agreement with AWS does not have a fixed termination date.

Risk Related to Our Class A Common Stock and This Offering

“The duly class structure of our common stock…,” page 40

7.	You disclose that Mr. Calkins, together with his affiliates, will continue to be able to control a majority of the voting power, and Mr. Calkins currently holds 54.7% of the company’s Class B shares. Please tell us whether you will be a “controlled company” within the meaning of the corporate governance rules of the exchange on which you plan to list and whether you will rely on any corporate governance exemptions. If so, please include this disclosure on the cover page and add risk factor disclosure discussing the impact of “controlled company” status.

Response to Comment 7

The Company advises the Staff that it does not intend to rely on any corporate governance exemptions available for controlled companies.

Selected Consolidated Financial Data, page 56

8.	Please revise to provide pro forma and pro forma, as adjusted balance sheet information similar to what is provided in the Summary Consolidated Financial and Other Data on page 10.

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Response to Comment 8

The Company respectfully advises the Staff that it does not believe that pro forma and pro forma as adjusted balance sheet information is required by Item 301 of Regulation S-K in the Selected Consolidated Financial Data section of the Amended DRS and, accordingly, has not added the requested balance sheet information on page 56.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 60

Number of Customers

9.	Please consider disclosing the number of customers for each of the periods presented and defining “subscription customers.”

Response to Comment 9

In response to the Staff’s comment, the Company has expanded the disclosure on page 59 of the Amended DRS.

Further Penetration of Existing Customers

10.	You disclose that your subscription fees are based primarily on the number of users and that you seek to generate additional revenue from existing customers by adding new users to your platform. Please consider disclosing the total number of users for each period presented and the average number of users per customer. See Section III.B.1 of SEC Release 33-8350.

Response to Comment 10

The Company respectfully advises the Staff that it believes that disclosure of the total number of users and average users per customer would be both impractical to calculate and misleading to investors. The Company has some customers with enterprise-wide licenses that allow them an unlimited number of users on the Company’s software platform. These customers tend to be large institutions with hundreds of thousands of users, and the actual number of users is never reported to the Company. As a result, the Company cannot provide a supportable total number of users as of a particular date. In addition, the Company has some contracts under which subscription fees are based on the total number of computers on which the Company’s software platform can be accessed, rather than the specific number of users, which would make it impractical to determine the actual number of users for those particular customers.

The Company advises the Staff that it also has some customers with agreements that allow them to permit their external customers or employees to use specific

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applications, rather than the full platform, at little or no additional cost. As a result, the Company believes that reporting the total number of users, or an average number of users per customer, would not reflect the full value of the Company’s software platform to its customers and would be misleading to investors attempting to determine the future revenue to the Company from those particular contracts.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 2, 59 and 86 of the Amended DRS.

Other Metrics, page 61

11.	You disclose on page 23 that you are substantially dependent on customer renewals. Please consider disclosing renewal rates in addition to subscription revenue retention rate. In this regard, we note that your typical customer agreements have varying terms from one to five years, with an average of three years. As such, it appears that subscription revenue retention rate, which is calculated for the previous trailing 12-month period, may not provide adequate insight into customer renewals.

Response to Comment 11

The Company advises the Staff that customer renewal rates are not a key metric that the Company’s management uses to evaluate the results of its operations because the Company’s customers and relationships with them vary considerably. The Company advises the Staff that it has customers that range from smaller companies to enterprise customers, which are large companies that have thousands of employees. The Company believes that its subscription revenue retention rate, as disclosed in the Amended DRS, is a more relevant metric for investors in that it captures the impact of customer non-renewals as well as revenue expansion within a particular customer account.

Customer retention is not as important as subscription revenue retention because the amount of subscription revenue retained from a prior period has a more direct impact on revenue than the total customers retained from a prior period. Additionally, given the variance in the amount of subscription revenue across the Company’s customers, the loss of one customer does not necessarily have the same impact on revenue as the loss of another customer. Management believes that focusing on the renewal rate could prove misleading as a result, particularly in instances where revenue contribution across the Company’s customers changes. As such, the Company believes that the subscription revenue retention rate is more meaningful to an investor’s understanding of the Company’s business and performance. The Company further advises the Staff that there are no known material trends relating to renewals or customers other than those currently disclosed.

Customer Cohort Analysis, page 62

12.	Please add an axis to reflect the dollar amount of your annualized subscription revenue.

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Response to Comment 12

In response to the Staff’s comment, the Company has revised the graphic on page 61 of the Amended DRS.

13.	Your disclosure indicates that annualized subscription revenue is the total monthly subscription revenue for the applicable cohort in January of the following year multiplied by 12. Based on this description, it appears that when calculating the 2013 cohort you base your calculation on monthly January 2014 revenue times 12. Please explain your basis for this calculation. In this regard, please explain why you use 2014 revenue to calculate the 2013 cohort.

Response to Comment 13

The Company advises the staff that it uses January revenue data for the cohort of customers who first signed subscription agreements in the preceding year because January is the first month in which the Company is earning a full month of revenue from all such customers. The Company notes that if a customer subscribed to the Company’s software platform in late December of a particular year, the Company’s revenues would only reflect a portion of a month’s revenues attributable to that customer. The Company believes that this would result in a misleading indication of the true economics derived from that year’s cohort. As the Company generally has higher sales in the fourth quarter, as explained under “Quarterly Results of Operations—Seasonality” in the Draft Registration Statement, the Company believes that using revenue from January of the next calendar year yields the most representative calculation of the annual recurring revenues obtained from the customers who subscribed in the prior calendar year.

Key Components of Results of Operations

Revenue

Professional Services, page 63

14.	You disclose that as you expand the network of strategic partners, you expect professional services revenue to decline as a percentage of total revenue over time. However, it appears that if you rely on your strategic partners to provide professional services, your total revenues may also decline. Please expand your disclosure to discuss the impact of your strategic partnerships on your results of operations.

Response to Comment 14

In response to the Staff’s comment, the Company has expanded the disclosure on page 62 of the Amended DRS to clarify that the Company benefits from its relationship with the strategic partners by increasing its subscription revenues from the same customers to whom the strategic partners provide the increased professional services.

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Results of Operations

Years Ended December 31, 2014, 2015 and 2016

Revenue, page 66

15.	Please provide the dollar amount or percentage increase in subscription revenue attributable to the expanded customer deployments and the amount attributable to additional subscriptions to existing customers. In this regard, remove vague terms such as “primarily” in favor of specific quantifications. See Item 303(a) of Regulation S-K and Section III.D of SEC Release 33-6835. Please also expand your disclosure to explain the cause of increased utilization of professional services.

Response to Comment 15

In response to the Staff’s comment, the Company has expanded the disclosure on pages 65 and 66 of the Amended DRS.

Liquidity and Capital Resources

Working Capital, Excluding Deferred Revenue, page 73

16.	Your disclosure of working capital, excluding deferred revenue appears to be a non-GAAP measure. Please revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K. As part of your response, please explain what this measure is intended to convey to investors about your liquidity. In this regard, we note that you appear to gross up accounts receivable and deferred revenue before cash is collected.

Response to Comment 16

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Amended DRS.

Business, page 85

General

17.	Please revise to disclose the backlog information required by Item 101(c)(1)(viii) of Regulation S-K.

Response to Comment 17

In response to the Staff’s comment, the Company has added disclosure on page 71 of the Amended DRS.

18.	Please provide additional disclosure describing the material terms of the agreements you have with your significant partners, such as Deloitte, KPMG and

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PricewaterhouseCoopers who are named in the prospectus. Disclose, for example, the term of the agreement and explain how revenue is shared between you and the strategic partner.

Response to Comment 18

The Company advises the Staff that its agreements with its strategic partners, including KPMG, PwC and Deloitte, do not provide for any compensation to be paid by the Company to the strategic partner or for any revenue sharing arrangement between the parties with respect to either subscription revenue earned by the Company or professional services revenue earned by either party. The Company advises the Staff that the strategic partner benefits from its relationship with the Company by being able to sell its own professional services to customers who have purchased subscriptions to the Company’s software platform. The Company further advises the Staff that each of its strategic partner agreements has an indefinite term and may be terminated for convenience by either party with written notice of specified lengths.

Benefits of Our Platform, page 87

19.	Please clarify whether customers are able to maintain the applications developed using your platform upon the termination of a subscription.

Response to Comment 19

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Amended DRS. The Company advises the Staff that, as a practical matter, customers are not able to continue operating the applications developed using the Company’s platform following the termination of a subscription.

Our Opportunity, page 90

20.	Please disclose any overlap among the software markets that you discuss in this section. Also, explain the basis for the leadership characterization by the third-party reports.

Response to Comment 20

The Company advises the Staff that it does not believe there to be material overlap among the software markets discussed. The Company bases this view on the definitions provided by the independent industry sources cited for each market, which indicate differing required functionalities for each category:

•	Low-code development platforms, Forrester. Platforms that enable rapid delivery of business applications with a minimum of hand-coding and minimal upfront investment in setup, training, and deployment.

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•	Case management software, Aite. To meet the needs of an entire enterprise, case management products must have a wide variety of features. These key components typically relate to the following: alert management for fraud, anti-money laundering, physical security and information security; case management for lengthier, more detailed investigations; workflow mechanisms to automate certain processes and enable operational efficiencies; management reporting; regulatory compliance features; and fraud loss analysis.

•	BPM software, IDC. The business process management software market is an aggregation of BPM suites and process-centric spending for business rules management software, modeling and architecture tools software, and process analytics and other process software.

•	Application Platform-as-a-Service (PaaS), IDC. Application platforms are back-end server middleware that execute application logic; mediate access to data, content sources, and Web services; coordinate authentication; manage sessions; and provide quality of service to offer scalability, performance, reliability, and availability to applications executed and managed by the platform.

In addition, in response to the Staff’s comment regarding the basis for the leadership characterization by the third-party reports, the Company has expanded the disclosure on page 90 of the Amended DRS.

Our Customers, page 95

21.	You disclose that no single end-customer accounted for more than 10% of your total revenue in 2015 or 2016. You also disclose on page 60 that to the extent you contract with one more entities under common control you count those entities as separate customers. Under Item 101(c)(1)(vii) of Regulation S-K, a group of customers under common control or customers that are affiliates of each other should be regarded as a single customer. Please advise whether any group of customers under common control or affiliates accounted for 10% or more of your revenue in 2015 or 2016.

Response to Comment 21

The Company advises the Staff that no group of customers under common control or affiliates accounted for 10% or more of its revenue in 2015 or 2016.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Unaudited Pro Forma Information, page F-8

22.	Please revise to reflect pro forma balance sheet adjustments to include the cumulative stock compensation charge for your currently outstanding awards that you will record upon completion of your IPO, including the expected tax impact, if any. See Rule 11-02(b)(6) of Regulation S-X. Similar concerns apply to the disclosures in the Summary Consolidated Financial and Other Data on page 11, Capitalization table on page 50 and Selected Consolidated Financial Data on page 56.

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Response to Comment 22

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 49 and F-8 of the Amended DRS.

Revenue Recognition, page F-9

23.	Your disclosure on page 24 indicates that a majority of your services revenue is derived from the professional services that are related to the development and delivery of new applications using your platform, after a customer has made an initial or additional software purchase. Please tell us what consideration was given to ASC 605-25-25-3.

Response to Comment 23

The Company advises the Staff that it evaluates professional services that are sold at or near the time of a software purchase or otherwise contractually linked to a software purchase as a single arrangement following the guidance in ASC 605-25-25-3 as well as the guidance in ASC 985-605-55-4. The Company further discloses the accounting for such multiple element arrangements on page F-10 of the Amended DRS.

24.	Please consider disclosing your policy for presenting taxes collected from customers. Refer to ASC 605-45-50-3.

Response to Comment 24

In response to the Staff’s comment, the Company has expanded the disclosure on page F-9 of the Amended DRS.

Note 5. Income Taxes, page F-19

25.	We note your disclosures regarding undistributed earnings on page F-21. Please revise to disclose the undistributed earnings that are considered to be indefinitely reinvested. Refer to ASC 740-30-50-2.

Response to Comment 25

In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of the Amended DRS.

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Note 7. Convertible Preferred Stock and Stockholders’ Deficit

Common Stock Repurchase, page F-23

26.	We note you repurchased shares of common stock underlying certain stock options. Please tell us about any early exercise or repurchase features associated with your stock options and how you account for these features. Refer to the authoritative guidance you relied upon when determining your accounting.

Response to Comment 26

The Company advises the Staff that there are no early exercise or repurchase features associated with the Company’s stock options. In order to facilitate the 2014 cashless exercise and repurchase transaction, the Company’s board of directors authorized a modification of the option agreements associated with options then outstanding under the Company’s stock option plan in order to allow for specified awards to be exercised without regard to the liquidity event condition. That transaction was accounted for under ASC 718.

Note 11. Segment and Geographic Information, page F-28

27.	Please tell us whether revenues from external customers attributed to any individual foreign country are material and if so, please revise to separately disclose. Also, revise to disclose your basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41a.

Response to Comment 27

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Amended DRS.

Note 13. Subsequent Events, page F-28

28.	We note that upon an IPO you will record a cumulative stock compensation charge for your currently outstanding awards. Please revise to disclose the expected impact this charge will have on your financial statements. For any share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Response to Comment 28

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Amended DRS.

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Part II. Information Note Required in Prospectus

Item 16. Exhibits and Financial Statements, page II-3

29.	You disclose that you commissioned reports from LTM Research and Forrester Consulting. Please file consents from each of LTM Research and Forrester Consulting as an exhibit to the registration statement pursuant to Securities Act Rule 436.

Response to Comment 29

In response to the Staff’s comment, the Company has filed the consents from LTM Research and Forrester Consulting as Exhibits 99.1 and 99.2 to the Amended DRS.

General

30.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 30

The Company acknowledges the Staff’s comment. The Company advises the Staff that it has commenced “testing the waters” meetings with potential investors and the Company will supplementally provide the Staff with a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

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Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (703) 456-8053, Nicole Brookshire at (617) 937-2357 or Eric Jensen at (650) 843-5049.

Very truly yours,

/s/ Brian F. Leaf
Brian F. Leaf

cc:	Matthew Calkins, Appian Corporation

Mark Lynch, Appian Corporation

Christopher Winters, Appian Corporation

Nicole Brookshire, Cooley LLP

Eric Jensen, Cooley LLP

Richard Segal, Cooley LLP

Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, Professional Corporation